Exhibit 99.2
Sify Technologies Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road,
Taramani, Chennai 600 113
PROXY FORM
Annual General Meeting 2008

DP ID:	Client ID:

Folio No:	No. of shares:
I / We                                                                  of                                            in the district of                                            being a member / members of the above named Company, hereby appoint Mr / Ms.                                          in the district of                                          as my / our Proxy to attend and vote for me / us on my / our behalf at the Twelfth Annual General Meeting of the Company to be held at the Registered Office at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India, on Monday, September 29, 2008 at 11.00 A.M. and at adjournment thereof.
Signed this                      day of                                          2008.
Address:
Signature:

Note:	The proxy form duly completed and signed must be deposited at the Registered Office at Tidel Park, 2nd Floor, Canal Bank Road, Taramani, Chennai 600 113, India, not less than 48 hours before the time for holding the meeting. A proxy need not be a member.

Sify Technologies Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road,
Taramani, Chennai 600 113
ATTENDANCE SLIP

Full Name of the Shareholder (in block letters)	Signature

Folio No.	No. of shares:

Full Name of the Proxy (in block letters)	Signature
(To be filled in by the Proxy who attends instead of the member)

Note:	Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.